Silver Standard Resources Inc.
(a development stage company)

Consolidated Financial Statements
December 31, 2007 (Restated), 2006 and 2005
(expressed in thousands of Canadian dollars)

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments.  When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.  The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the President and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations.  We, as President and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders.  The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters.  The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

PricewaterhouseCoopers LLP, our auditors, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report which appears herein.

“R.A. Quartermain”                                                                                        “Tom S.Q. Yip”
Robert A. Quartermain                                                                                      Tom S.Q. Yip
President                                                                                             Chief Financial Officer

March 7, 2008

Independent Auditors’ Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Silver Standard Resources Inc. (the “Company”) as at December 31, 2007 and 2006 and an audit of the Company’s 2005 consolidated financial statements.  Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of earnings (loss), comprehensive loss, deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 7, 2008 (except for notes 3d and 18 aii) which are as of February 9, 2009)

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3 to the financial statements. Our report to the shareholders dated March 7, 2008 (except for notes 3d and 18aii which are as of February 9, 2009) is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 7, 2008 (except for notes 3 d and 18aii which are as of February 9, 2009)

Silver Standard Resources Inc.
(a development stage company)
Consolidated Balance Sheets
As at December 31, 2007 and 2006

(expressed in thousands of Canadian dollars)

	2007	2006
	$	$
Assets	(Restated)

Current assets
Cash and cash equivalents	80,629	229,616
Silver bullion (note 6)	15,787	15,787
Marketable securities (note 7)	33,209	5,817
Accounts receivable	2,903	3,746
Prepaid expenses and deposits	453	630
	132,981	255,596

Restricted cash (note 11)	1,809	2,104
Other investments (note 8)	45,102	-
Valued added tax recoverable (note 9)	9,527	1,327
Mineral property costs and property, plant, and equipment (note 10)	309,425	211,986
	498,844	471,013
Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	9,640	3,074
Accrued liabilities	3,632	1,215
Current portion of asset retirement obligations (note 11)	1,029	1,073
Foreign exchange derivatives (note 7)	1,412	-
	15,713	5,362

Asset retirement obligations (note 11)	2,827	2,336
Future income tax liability (note 14)	25,253	26,745
	43,793	34,443

Non-controlling interest (note 10 xiv)	608	-
	44,401	34,443
Shareholders' Equity

Share capital (note 12)	459,888	442,265
Value assigned to stock options (note 12)	31,810	20,798
Contributed surplus	649	649
Accumulated other comprehensive income (note 7)	19,377	-
Deficit	(57,281)	(27,142)

	454,443	436,570

	498,844	471,013

Commitments (note 17)
Subsequent events (note 19)

Approved on behalf of the Board of Directors

“John R. Brodie” John R. Brodie, FCA (Chairman of the Audit Committee)	“Peter W. Tomsett” Peter W. Tomsett (Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit
For the years ended December 31, 2007, 2006 and 2005

 (expressed in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005
	$	$	$
	(Restated)
Exploration and mineral property costs
Property examination and exploration	78	267	434
Mineral property costs written-off	-	101	372
Reclamation and accretion (note 11)	782	2,131	507

	(860)	(2,499)	(1,313)
Expenses
Salaries and employee benefits	2,808	2,260	1,120
Depreciation	318	142	74
Professional fees	658	614	176
General and administration	5,054	4,025	2,309
Stock-based compensation (note 12)	14,999	12,935	4,035
Foreign exchange loss	3,527	75	18

	(27,364)	(20,051)	(7,732)
Other income (expenses)
Investment income	6,757	5,984	881
Gain (loss) on sale of marketable securities (note 5)	650	(2,667)	2,289
Unrealized loss on financial instruments held-for-trading (note 7)	(1,801)	-	-
Write-up (down) of marketable securities	-	52	(15)
Write-down of other investments (note 8)	(12,000)	-	-
Gain on sale of joint venture interest (note 5)	-	35,390	-
Gain on sale of mineral properties	493	173	20

	(5,901)	38,932	3,175

Earnings (loss) before income taxes	(34,125)	16,382	(5,870)

Future income taxes (note 2)	(1,098)	-	-

Earnings (loss) for the year	(35,223)	16,382	(5,870)

Weighted average shares outstanding (thousands)
Basic	62,148	58,652	51,683
Diluted	63,339	58,904	53,559

Earnings (loss) per common share (note 4)			-
Basic and diluted earnings (loss) per share	(0.57)	0.28	(0.11)

Comprehensive income
Earnings (loss) for the year	(35,223)	16,382	(5,870)

Other comprehensive loss
Unrealized loss on marketable securities (note 7)	(5,339)

Total comprehensive income (loss)	(40,562)	16,382	(5,870)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

 (expressed in thousands of Canadian dollars)

	2007	2006	2005
	$	$	$
	(Restated)
Operating activities
Earnings (loss) for the year	(35,223)	16,382	(5,870)
Items not affecting cash
Depreciation	318	142	74
Stock-based compensation	14,999	12,935	4,035
Asset retirement obligations	647	2,053	444
Mineral property costs written-off	-	101	372
Gain on sale of mineral properties and property, plant, and equipment	(493)	(152)	-
Gain on sale of marketable securities	(650)	2,667	(2,289)
Gain on sale of joint venture interest	-	(35,390)	-
Unrealized loss on marketable securities held-for-trading	1,801	-	-
Write-down (up) of marketable securities	-	(52)	15
Write-down of other investments	12,000	-	-
Future income tax expense	1,098	-	-
Foreign exchange loss (gain)	267	(1)	(14)
Donation of shares	960	230	-
Decrease (increase) in non-cash working capital items (note 15)	(255)	(1,415)	282

Cash used in operating activities	(4,531)	(2,500)	(2,951)

Financing activities
Shares and warrants issued for cash	11,794	214,863	1,795
Share issue cash costs	-	(11,596)	-

Cash generated by financing activities	11,794	203,267	1,795

Investing activities
Mineral property costs	(42,749)	(39,379)	(20,933)
Purchase of property, plant and equipment	(45,556)	(3,608)	(1,202)
Increase in value added tax recoverable (net)	(8,200)	(1,327)	-
Proceeds from sale of property, plant and equipment	-	13	-
Cash on consolidation of Reliant (note 10 xiv)	193	-	-
Purchase of marketable securities	(3,648)	(378)	(2,459)
Proceeds from sale of marketable securities	812	52,410	3,077
Increase in investment in restricted cash	-	(1,912)	-
Reclassification of cash equivalents to other investments (note 8)	(57,102)	-	-

Cash provided by (used in) investing activities	(156,250)	5,819	(21,517)

Increase (decrease) in cash and cash equivalents	(148,987)	206,586	(22,673)

Cash and cash equivalents - Beginning of year	229,616	23,030	45,703

Cash and cash equivalents - End of year	80,629	229,616	23,030

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2007, 2006 and 2005

 (expressed in thousands of Canadian dollars)

	Common Shares					Accumulated
			Value	Value		other	Retained	Total
	Number of		assigned	assigned	Contributed	comprehensive	earnings	shareholders'
	shares	Amount	to options	to warrants	surplus	income	(deficit)	equity
	(thousands)	$	$	$	$	$	$	$
						(Restated)	(Restated)	(Restated)

Balance, December 31, 2004	51,577	217,502	6,167	7,011	-	-	(37,654)	193,026
Issued for cash:
Exercise of options	259	1,610	-	-	-	-	-	1,610
Exercise of warrants	10	185	-	-	-	-	-	185
For mineral property	3	45	-	-	-	-	-	45
Value assigned to options granted	-	-	4,194	-	-	-	-	4,194
Value of options exercised	-	583	(583)	-	-	-	-	-
Value of warrants exercised	-	46	-	(46)	-	-	-	-
Loss for the year	-	-	-	-	-	-	(5,870)	(5,870)

Balance, December 31, 2005	51,849	219,971	9,778	6,965	-	-	(43,524)	193,190
Issued for cash:
Public offering	7,200	182,663	-	-	-	-	-	182,663
Exercise of options	669	6,548	-	-	-	-	-	6,548
Exercise of warrants	1,387	25,652	-	-	-	-	-	25,652
For mineral property	530	9,814	-	-	-	-	-	9,814
Value assigned to options granted	-	-	13,686	-	-	-	-	13,686
Value of options exercised	-	2,583	(2,583)	-	-	-	-	-
Value of warrants exercised	-	6,400	-	(6,400)	-	-	-	-
Donations	11	230	-	-	-	-	-	230
Share issue costs	-	(11,596)	-	-	-	-	-	(11,596)
Options expired	-	-	(83)	-	83	-	-	-
Warrants expired	-	-	-	(565)	566	-	-	1
Earnings for the year	-	-	-	-	-	-	16,382	16,382

Balance, December 31, 2006	61,646	442,265	20,798	-	649	-	(27,142)	436,570

Transition adjustment to opening	-	-	-	-	-	24,716	5,084	29,800
balance (note 3)
Issued for cash:
Exercise of options	887	11,794	-	-	-	-	-	11,794
For mineral property	9	358	-	-	-	-	-	358
Value assigned to options granted	-	-	15,523	-	-	-	-	15,523
Value of options exercised	-	4,511	(4,511)	-	-	-	-	-
Donations	27	960	-	-	-	-	-	960
Other comprehensive income	-	-	-	-	-	(5,339)	-	(5,339)
Loss for the year	-	-	-	-	-	-	(35,223)	(35,223)

Balance, December 31, 2007	62,569	459,888	31,810	-	649	19,377	(57,281)	454,443

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a development stage company with a portfolio of silver-dominant projects located in seven countries in the Americas and Australia.  We are currently developing our Pirquitas property that is located in the province of Jujuy in northwest Argentina.

Management has estimated that we will have adequate funds from existing working capital to meet our corporate, development, administrative and property obligations for the coming year, including the construction of the Pirquitas property.  We will periodically need to obtain additional financing (see note 19 – Subsequent events), and while we have been successful in the past, there can be no assurance that we will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee our title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively U.S. GAAP), as they affect the company, are disclosed in note 18.

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Subsidiary	Location	Ownership	Project
Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Rio Grande Mining Company	Nevada	100%	Shafter
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	55%	San Luis
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
777666 B.C. Ltd.	Canada	100%	Snowfield/Sulphurets
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada

All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are asset impairment, stock-based compensation, future income tax valuation reserves, ore reserve determinations and asset retirement obligations. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.  These reclassifications have had no impact on previously reported total current assets, total assets, working capital position or results of operations, and do not affect previously reported cash flows from financing activities.

Foreign currency translation

Our functional currency is considered to be the Canadian dollar.

Our subsidiaries are considered to be integrated foreign operations whose financial position and results of operations are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit unless they relate to a specific mineral property in which case they are capitalized.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2        SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value.

Silver bullion

Silver bullion is valued at the lower of original cost or net realizable value.

Marketable securities

Effective January 1, 2007, marketable securities are reported at their fair market value based on quoted market prices.  Derivative based marketable securities are designated as held-for-trading financial instruments with changes in fair value recorded through net income.  All other marketable securities are designated as available-for-sale financial instruments with changes in fair value recorded in other comprehensive income until realized.

Prior to January 1, 2007, marketable securities were valued at the lower of original cost and quoted market value.

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost.  Costs include the costs of acquiring mineral properties and related exploration and development expenditures, interest expense allocable to the cost of developing mining properties and to construct new facilities and holding costs to maintain a property.  Related foreign exchange amounts are deferred.  These costs are amortized using the units-of-production method against future production following commencement of commercial production or are written-off if the properties are sold, allowed to lapse or abandoned.  General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.  Options payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

Our management regularly reviews the recoverability of the carrying value of each mineral property.  Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis.  If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period.  Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered.  If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2        SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is calculated over the useful life of the asset at rates ranging from 10% to 30% per annum once the asset is put in service. Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured.  Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.  We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.  The amount of the loss is measured as the amount by which long-lived asset’s carrying value exceeds its fair value.

Asset retirement obligations

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value and the resulting amount is capitalized as part of the asset’s carrying value unless the asset has been previously written-off, in which case the amount is expensed. The liability is accreted over time through periodic charges to earnings where the assets have previously been written-off or to mineral property costs where the assets are in the pre-production stage. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.  The fair value of the legal obligation for asset retirement is assessed each reporting period.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Stock-based compensation

Compensation expense for stock options granted to employees or non-employees is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.  In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against that mineral property.  The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital.  Any values assigned to stock options that have expired are transferred to contributed surplus.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2        SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Income taxes

The liability method of income tax allocation is used and is based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Earnings (loss) per common share

Earnings/(loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year.  We follow the treasury stock method in the calculation of diluted earnings per share.  Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options and warrants assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive.  The effect of potential issuances of shares under options and warrants would be anti-dilutive if a loss is reported, and therefore basic and diluted losses per share are the same.

Recent accounting pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Capital Disclosures

CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the company's capital and how it is managed.  Under this standard the Company will be required to disclose the following, based on the information provided internally to the company's key management personnel:

(i)	qualitative information about its objectives, policies and processes for managing capital,
(ii)	summary quantitative data about what it manages as capital.
(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject.
(iv)	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial Instruments Disclosures

CICA Handbook Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the company's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks.

The company will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

(i)	designating financial assets and liabilities as held for trading;
(ii)	designating financial assets as available-for-sale; and
(iii)	determining when impairment is recorded against the related financial asset or when an allowance account is used.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Inventories

CICA Handbook Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.

This standard is effective for interim and annual financial statements beginning on January 1, 2008. We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

General Standards on Financial Statement Presentation

CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. We do not expect the adoption of these changes to have an impact on its financial statements.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

3	CHANGES IN ACCOUNTING POLICIES

a)     Financial instruments

Effective January 1, 2007, the Company has adopted new CICA Handbook Sections 3855 Financial Instruments – Recognition and Measurement and Section 3861 Financial Instruments – Disclosure and Presentation.

CICA Section 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held-for trading; otherwise, they are measured at amortized cost.  Investments classified as available-for-sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  When a decline in the fair value of a financial asset is determined to be other-than-temporary, the cumulative loss is recognized in net income.  Those instruments classified as held-for-trading, have gains or losses included in earnings in the period in which they arise.

With the exception of the warrants of Esperanza Silver Corporation acquired in February 2007 that are classified as held-for-trading, all of our investments have been designated as available-for-sale.  We have elected to use settlement date accounting on any regular way contracts.

The adoption of Section 3855 resulted in an unrealized gain on available-for-sale marketable securities of $29,800,000 as at January 1, 2007.  The amount is reported as an adjustment to the opening balance of accumulated other comprehensive income.

b)     Hedges

Effective January 1, 2007, we have adopted new CICA Handbook Section 3865 Hedges.  As we have not previously undertaken hedging activities, adoption of Section 3865 currently has no impact on our financial statements.

c)     Comprehensive income

Effective January 1, 2007, we have adopted new CICA Handbook Section 1530 Comprehensive Income.  Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

3	CHANGES IN ACCOUNTING POLICIES (Cont’d)

d)     Income Statement Presentation of Tax Loss Carryforward
Effective September 30, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”.  This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income.  The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $5,084,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007 and $1,098,000 of future income tax expense from other comprehensive loss to net loss for the year ended December 31, 2007.

4	EARNINGS (LOSS) PER SHARE

The computations of basic and diluted earnings (loss) per share are as follows:

	2007	2006	2005
	$	$	$

Earnings (loss) for the year	(35,223)	16,382	(5,870)

Basic weighted-average common shares (000's)	62,148	58,652	51,683
Dilutive potential from stock options and warrants (000's)	1,191	252	1,876

Dilutive weighted-average common shares (000's)	63,339	58,904	53,559

Earnings (loss) per common share
Basic earnings (loss) per share	(0.57)	0.28	(0.11)
Diluted earnings (loss) per share	(0.57)	0.28	(0.11)

5	SALE OF JOINT VENTURE INTEREST AND MARKETABLE SECURITIES

On April 10, 2006, the agreement for the sale of our 50% interest in the Manantial Espejo property to our joint venture partner, Pan American Silver Corp., closed for a gain on sale of $35,390,000.  The fair value of the 1,950,000 common shares of Pan American received at closing was $55,056,000.  During the fourth quarter of 2006, all our shares in Pan American were sold for net proceeds of $51,995,000.  A loss on sale of marketable securities of $3,101,000 was recorded resulting in a net gain of $32,289,000 from the sale of this interest.  This loss on sale of marketable securities was reduced by gains of $434,000 on the sale of other marketable securities in 2006.

6	SILVER BULLION

At December 31, 2007, we have 1,953,985 ounces of silver bullion at a cost of $15,787,000 (2006 - $15,787,000), equal to an average cost of $8.08 (US$5.85) per ounce.  Our silver bullion is carried on the balance sheet at the lower of cost or net realizable value.  The market value of the silver bullion at December 31, 2007 was $28,498,000 (2006 - $29,373,000).  Subsequent to year end, we sold our silver bullion for gross proceeds of $39,244,000 (see note 19 – Subsequent events).

7	FINANCIAL INSTRUMENTS

Our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, value added tax recoverable, accounts payable, accrued liabilities, and foreign exchange derivatives.  Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of cash and cash equivalents, accounts receivable, restricted cash, value added tax recoverable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation.  Marketable securities and foreign exchange derivatives are recorded in the financial statements at fair value.  We are exposed to currency risk from foreign currency fluctuations.  We use foreign exchange derivative instruments to manage our exposure to fluctuation in foreign currency exchange rates.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

7	FINANCIAL INSTRUMENTS (Cont’d)

Marketable Securities

At December 31, 2007, we held shares and share purchase warrants as follows:

	December 31, 2007			December 31, 2006
			Accumulated			Transitional
			Unrealized			Adjustment
	Fair Value	Cost	Gains (Losses)	Fair Value	Cost	to AOCI
Available-For-Sale Shares	($)	($)	($)	($)	($)	($)
Esperanza Silver Corporation	10,012	4,823	5,189	17,472	1,591	15,881
Minco Silver Corporation	13,694	2,966	10,728	13,567	3,126	10,441
SilverMex Resources Ltd.	3,250	300	2,950	2,050	300	1,750
Vista Gold Corp.	846	186	660	1,749	294	1,455
Other investments	5,380	1,544	3,836	779	506	273
	33,182	9,819	23,363	35,617	5,817	29,800
Held-For-Trading Warrants
Esperanza Silver Corporation	27	416	(389)	-	-	-

Total Marketable Securities	33,209	10,235	22,974	35,617	5,817	29,800

Pursuant to adoption CICA Handbook Sections 3855 and EIC-172, we recorded an unrealized gain of $29,800,000 on marketable securities held by us at January 1, 2007.  Of this amount, $5,084,000 was recorded in opening retained earnings, representing the tax benefit on recognition of previously unrecognized tax loss carryfowards.  The remaining balance of $24,716,000 was adjusted to opening balance of accumulated other comprehensive income.

For the year ended December 31, 2007, we recognized an unrealized loss of $6,437,000 on marketable securities designated as available-for-sale which was recorded in other comprehensive loss.  This unrealized loss resulted in future income tax expense of $1,098,000, representing the reversal of the tax benefit arising on recognition of previously unrecognized loss carryforwards, with a corresponding impact on other comprehensive loss.

Foreign Exchange Derivatives

At December 31, 2007, we held the following foreign exchange derivatives:

			Receive	Pay			Unrealized
			Amount	Amount		Fair	Gains
Type	Style	Expiry	(USD)	(CAD)	Cost	Value	(Losses)
Call	European	Jan/08 - Mar/08	$ 30,000	$ 31,088	$ -	$ (1,438)	$ (1,438)
Put	European	Jan/08 - Mar/08	$ 30,000	$ 32,434	$ -	$ 26	$ 26

						$ (1,412)	$ (1,412)

In August 2007, we entered into various foreign exchange option agreements to manage the foreign currency exposure related to anticipated mine construction costs for the Pirquitas project.  These option agreements are classified as “held-for-trading” financial instruments.  As such, these derivative financial instruments are recorded at fair value based on their quoted market price with movements in fair value recorded in the Consolidated Statement of Loss.  During the year ended December 31, 2007, we recorded an unrealized loss of $1,412,000 (2006 - $nil) on these instruments based on mark-to-market adjustments.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

8	OTHER INVESTMENTS

As at December 31, 2007, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP were rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.  As a result, our investments in ABCP have not yet been repaid.

In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.  According to the press release issued by the Committee on December 23, 2007, the proposal will involve restructuring ABCP for floating rate notes that have maturities based on the maturities of the assets underlying the ABCP.  Details regarding valuation of existing ABCP, separation of underlying assets into the various pools, composition of underlying assets and interest rates for the proposed new notes were not disclosed.  The Committee expects the restructuring process to be completed by April 2008.

Based on the limited data available, we estimated the fair values of our ABCP investments using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows.

Based on management’s best estimate, we have recorded an impairment of $12,000,000, or 21%, of our ABCP investments.  Significant assumptions and estimations used in our valuation model include:
•
$54,059,000 is represented by a combination of synthetic and traditional securitized assets and collateralized debt that will, on restructuring, be pooled with similar assets from other trusts and be replaced with a senior and subordinated floating rate notes.  The senior note is expected to have coupon rate similar to AAA rating while the subordinate notes will have coupon rate similar to BBB rating.

•
$3,043,000 is represented by assets that have exposure to US sub-prime assets or home equity loan mortgages that will, on restructuring, be replaced with long-term floating rate notes.  The note is expected to have coupon rate similar to a non-investment grade rating of BB rating.

•
Coupon rates for each class of notes will be similar to their assumed grade rating adjusted for margin facility and lack of liquidity.  A 0.5% increase in coupon rate would result in a $1,400,000 increase in fair value of our ABCP investments

•
Discount rates for each class of notes will be similar to their assumed grade rating adjusted for lack of market information.  A 0.5% increase in discount rate would result in a $1,200,000 decrease in fair value of our ABCP investments

•	The probability of a successful restructuring is very high (90%) and a 5% increase would result in a $400,000 increase in fair value of our ABCP investments

Since the fair values are determined using a probability weighted approach and are based on our assessment of market conditions at December 31, 2007, the fair value reported may change materially in subsequent periods.

The remainder of our funds are held in short-term deposits, banker acceptances and government backed commercial paper.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

9	VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (VAT) paid in Argentina and related to the Pirquitas property as a recoverable asset.  Argentinean law states that VAT paid is recoverable once the company reaches the production stage.  In October 2006, we made a production decision on this property and any VAT paid in Argentina related to Pirquitas is expected to be recoverable through production from the proven and probable reserves from this property.  The amount recoverable at December 31, 2007 is estimated to be $9,527,000 (2006 - $1,327,000).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration.  If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

10	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT

	2007			2006
		Accum.	Net Book		Accum.	Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral property costs	251,518	-	251,518	207,887	-	207,887
Construction in progress	33,625	-	33,625	1,829	-	1,829
Mining equipment and machinery	22,870	(413)	22,457	1,298	(3)	1,295
Other	2,743	(918)	1,825	1,524	(549)	975
	310,756	(1,331)	309,425	212,538	(552)	211,986

During the year, the Company recorded $779,000 (2006 – $126,000; 2005 - $113,000) of depreciation on property, plant, and equipment, of which $318,000 (2006 – $142,000; 2005 - $74,000) was charged to the Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit and $461,000 (2006 - ($16,000); 2005 - $39,000) deferred as mineral property costs.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10	MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

At December 31, mineral property costs are as follows:

		Exploration
		and
	Acquisition	development	Future tax	Total	Total
	costs	costs	effects	2007	2006
	$	$	$	$	$

Argentina
Diablillos	5,530	6,555	-	12,085	7,292
Pirquitas	56,308	17,723	11,848	85,879	81,187
Other	23	182	-	205	173
Australia
Bowdens	10,900	8,575	3,376	22,851	22,293
Other	-	246	-	246	238
Canada
Silvertip	1,818	271	-	2,089	2,072
Snowfield	125	4,364	-	4,489	1,918
Sulphurets	2,393	1,255	-	3,648	3,648
Sunrise Lake	1,234	67	-	1,301	1,295
Chile
Challacollo	2,953	5,005	399	8,357	5,956
Other	50	232	-	282	228
Mexico
Pitarrilla	13,290	35,944	1,894	51,128	32,752
San Marcial	1,250	769	-	2,019	2,319
Veta Colorada	3,976	894	41	4,911	4,815
Other	820	1,644	-	2,464	2,135
Peru
Berenguela	12,936	3,284	5,727	21,947	22,343
San Luis	-	10,506	947	11,453	1,691
United States
Candelaria	2,981	3,406	247	6,634	6,213
Maverick Springs	692	1,965	36	2,693	2,599
Shafter	2,610	3,489	738	6,837	6,720
	119,889	106,376	25,253	251,518	207,887

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10        MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

i)	Diablillos, Argentina

We own a 100% interest in the mineral rights for the Diablillos silver-gold project located in the province of Salta in north-western Argentina.

ii)	Manantial Espejo, Argentina

We sold our 50% interest in the Manantial Espejo property located in Santa Cruz province in southern Argentina in 2006 for a net gain of $32,289,000 (note 5).

iii)	Pirquitas, Argentina

We own a 100% interest in the surface and mineral rights for the Pirquitas silver property in the province of Jujuy in northern Argentina.  In October 2006, a production decision was made on this property.  We spent $59,155,000 on the property during the year, which includes $6,267,000 in exploration activities and $52,888,000 in mine construction and mining equipment.

iv)	Bowdens, Australia

We own a 100% interest in the Bowdens project in New South Wales, Australia.  There is a commitment to pay the original vendor of the property AUS$1,500,000 on the commencement of production, and grant a 2% net smelter return royalty up to US$5,000,000 and 1% thereafter. These obligations are collateralized by certain properties in the Bowdens project.

v)	Silvertip, Canada

We own a 100% interest in the Silvertip project located in northern British Columbia, Canada. There is a 5% net profits royalty on certain of the non-core claims on the property.

vi)	Snowfield, Canada

We own a 100% interest in the Snowfield project located in British Columbia, Canada.  The project is contiguous with the silver-gold Sulphurets project.

vii)	Sulphurets, Canada

We own a 100% interest in the Sulphurets project located in British Columbia, Canada. There is a 1.2% net smelter returns royalty on production in excess of current resources of silver and gold already contained in the property.

viii)	Sunrise Lake, Canada

We own a 100% interest in the Sunrise Lake deposit in Canada’s Northwest Territories.  The property is subject to a 5% net profits royalty interest.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10        MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

ix)	Challacollo, Chile

We own 100% of the Challacollo silver project in northern Chile, which is subject to (i) a 2% production royalty capped at US$850,000 and; (ii) a 2% production royalty increasing to 3% once the production royalty in (i) is fully paid.  The 3% production royalty can be acquired at any time for a total of US$1,500,000.

x)	Pitarrilla, Mexico

We own a 100% interest in the Pitarrilla property located in the State of Durango, Mexico. The property is subject to a finder’s fee of the greater of (a) US$5,000 and (b) 2% of direct exploration, payable every six months. There is also a 0.25% net smelter returns royalty applicable to all gold and silver produced from the property. The maximum amount payable under the finder’s fee and net smelter royalty is US$500,000.

xi)	San Marcial, Mexico

We own a 100% interest in the San Marcial silver property in Sinola State, Mexico. The property is subject to a US$100,000 payment upon commencement of commercial production and a 3% net smelter returns royalty, provided that each 1% of the royalty can be acquired for US$600,000.

xii)	Veta Colorada, Mexico

In November 2005, we announced agreements to acquire a 100% interest in the Veta Colorada silver property located in the State of Chihuahua, Mexico.  Under the agreements, we will pay the vendors a total of US$3,500,000, subject to a due diligence review.  To December 31, 2005, we paid US$170,000 in non-refundable payments to the vendors and in 2006 we completed the acquisition with a cash payment of $3,300,000 plus US$495,000 of IVA, which is refundable.  The property is subject to a 1% net smelter returns royalty.

xiii)	Berenguela, Peru

In early 2006, we completed the acquisition of a 100% interest in the Berenguela property located in the province of Lampa in southern Peru.  The consideration paid was US$2,000,000 in cash (of which US$600,000 was paid in 2005), 530,504 of our common shares with a fair value of $9,814,000 (US$8,000,000) and the grant of a 2% net smelter returns royalty on copper produced from the property to a maximum of US$3,000,000.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10        MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

xiv)	San Luis, Peru

In August 2005, we acquired the San Luis property concessions located in the Ancash region of central Peru jointly with Esperanza Silver Corporation (Esperanza), with each party obtaining a 50% interest therein.   In September 2005, we entered into a joint venture agreement with Esperanza for the exploration of the San Luis property.  The property was held by a wholly-owned subsidiary of Esperanza, Reliant Ventures S.A.C. (Reliant). Under the terms of the agreement, we currently hold a 55% interest in the property, having elected to increase our interest to 55% by funding the first US$500,000 in exploration expenditures. We completed this initial funding in 2006. Under the terms of the agreement, in January 2007, we and Esperanza completed the next US$1,500,000 of exploration expenditures in proportion to our respective interests. In March 2007, we elected to increase our interest to 70% by funding all costs to complete a feasibility study and we assumed operatorship of the joint venture.  Our interest can be further increased to 80% by paying all costs to place the property into commercial production.

In April 2007, we commenced recording Reliant on a consolidated basis after the non-San Luis assets in Reliant were transferred to Esperanza.  The following table summarizes the consolidated net assets related to Reliant and the San Luis project at that date:
$(000)
Cash	193
Receivables and other current assets	31
Mineral property interest	4,648
Current liabilities	(364)
Non-controlling interest	(608)
3,900

xv)	Candelaria, U.S.A.

 We own a 100% interest in the Candelaria silver mine in Nevada and have lodged environmental bonding in the amount of US$1,637,000 (note 11) relating to this property.

xvi)	Maverick Springs, U.S.A.

In June 2003, we signed an exploration and development agreement with Vista Gold Corp. (Vista) in which we will have exposure to the silver resources hosted in the Maverick Springs gold-silver property in northern Nevada, U.S.A. Under the terms of the agreement, we were to contribute to Vista US$1,200,000 over a period of four years commencing from October 7, 2002, towards exploration programs, land holding costs and option payments to earn our interest. We and Vista would then enter into a joint venture agreement. At December 31, 2005, we had met our expenditure commitment to Vista and vested our interest in the property.  We and Vista will now enter into a joint venture agreement governing their respective rights and obligations in respect of the property.  Subsequent to October 7, 2006, Newmont Mining Corporation (Newmont) has a one time back-in right to acquire a 51% interest in the property on payment of 200% of exploration expenditures, incurred by Vista and us, and all costs to complete a feasibility study in excess of US$2,000,000.  In addition, net smelter returns royalties are payable on production from the property to Newmont and the underlying property owner.  Newmont’s back-in right expired unexercised during the year.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

10        MINERAL PROPERTY COSTS AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

xvii)	Shafter, U.S.A.

We own a 100% interest in the Shafter silver mine located in Presidio County, Texas, U.S.A. All significant permits necessary to place the property in production are valid or in process of being renewed. There is a 6.25% royalty payable on metal production from a narrow strip of land that contains a minor amount of the mineral resource.  We have initiated the process for the potential sale of the project.

11	ASSET RETIREMENT OBLIGATIONS

During the year ended December 31, 2007, we expensed $782,000 (2006 - $2,131,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

At December 31, 2007, $3,856,000 (2006 - $3,409,000) was recorded by us as a provision for future asset retirement obligation expenses for our various mineral properties, of which $1,029,000 (2006 - $1,073,000) is considered current.

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada, Veta Colorada property located in Mexico, and Pirquitas property located in Argentina.

A reconciliation of the provision for asset retirement obligations is as follows:

	2007	2006
	$	$

Balance, beginning of year	3,409	1,481

Liabilities settled during the year	(489)	(273)
Accretion expense	267	273
Revisions and new estimated cash flows	669	1,928

Balance, end of year	3,856	3,409

Balance sheet presentation
Current portion	1,029	1,073
Long-term portion	2,827	2,336

Balance, end of year	3,856	3,409

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

11	ASSET RETIREMENT OBLIGATIONS (Cont’d)

The provision for asset retirement obligations is based on the following key assumptions:
•	Present value of total asset retirement obligations is $3,856,000 (2006 - $3,409,000), reflecting payments for approximately the next 10 years
•	Total undiscounted value of these payments is $5,344,000 (2006 - $4,905,000)
•	Present value determined using a credit adjusted risk-free rate of 8% - 10%

At December 31, 2007, we have lodged $1,809,000 (2006 - $2,104,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $191,000 (2006 - $196,000) is in the form of cash deposits and $1,618,000 (2006 - $1,908,000) as security for a US$1,637,000 bond for the Candelaria property.

12	SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At December 31, 2007, we had unlimited authorized common shares and 62,569,447 common shares issued and outstanding (2006 – 61,646,120).

On May 16, 2006, we closed a public offering of 7.2 million common shares for gross proceeds of $182,663,000.  The price received was $25.37 (US $23.00) per share.  After deducting underwriting fees and offering expenses of $11,596,000, net proceeds were $171,067,000.

(b)	Stock Options

We have a comprehensive stock option plan for our employees, directors, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 8% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company.  Currently, the vesting periods range up to three years.  New shares from treasury are issued on the exercise of stock options.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

12	SHAREHOLDERS’ EQUITY (Cont’d)

The changes in stock options issued are as follows:

		2007		2006		2005

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Options outstanding at January 1	4,455,950	22.68	2,613,200	12.85	1,889,969	10.26
Granted	985,000	37.54	2,551,500	29.30	982,500	16.52
Exercised	(886,600)	13.30	(668,750)	9.79	(259,269)	6.21
Expired / Forfeited	(135,000)	26.16	(40,000)	17.67	-

Options outstanding at December 31	4,419,350	27.77	4,455,950	22.68	2,613,200	12.85

Options exercisable at December 31	2,310,350	26.04	2,253,200	24.48	1,881,950	11.68

As of December 31, 2007, incentive stock options represent 7.1% (2006 – 7.2%) of issued and outstanding common capital.  The aggregate intrinsic value of vested share options (the market value less the exercise value) at December 31, 2007 was $23,132,000 (2006 - $34,750,000).

During 2005, 95,000 stock options previously granted at exercise prices of $18.42 and $20.01 were re-priced at $14.47.  A further 20,000 in stock options set to expire in 2005 were extended three years on the same terms as the original grant. The modifications of the terms of the awards have been treated as if it were an exchange of the original award for a new award.  The incremental fair value of the re-priced award was $134,000 and the fair value of the extended award was $103,000.  The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighted average remaining contractual life (years)

9.10 – 18.73	1,155,850	1,125,850	Jan 2008 – Jan 2011	2.5
21.30 – 27.78	958,500	32,000	Jul 2011 – Nov 2011	3.6
35.34 – 40.62	2,305,000	1,152,500	Dec 2011 – Dec 2012	4.3

27.77	4,419,350	2,310,350		3.7

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

12	SHAREHOLDER’S EQUITY (Cont’d)

During the year ended December 31, 2007, 985,000 (2006 – 2,551,500) options were granted to employees, directors and consultants at a weighted average strike price of $37.54 (2006 - $29.30) and average fair value of $11.61 (2006 - $11.39) per option based on the Black-Scholes option pricing model.  We amortize the fair value of stock options on a straight-line basis over the respective vesting period of the stock options.  At December 31, 2007, the non-vested stock option expense not yet recognized was $13,412,000 (2006 - $17,861,000) and this expense is expected to be recognized over the next 2 years.  The allocation of fair value of options was as follow:

	2007	2006	2005
	$	$	$
Consolidated Balance Sheets
Mineral property costs	524	751	159

Consolidated Statements of Earnings (Loss),
Comprehensive Loss and Deficit
Stock based compensation - Employee salaries and benefits	12,195	9,954	3,468
Stock based compensation - General and administration	2,804	2,981	567
	14,999	12,935	4,035
Total stock based compensation	15,523	13,686	4,194

The fair value of stock options for all options issued, re-priced or extended was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2007	2006	2005

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	4.2	4.0	3.7
Expected life (years)	3.0	3.3	2.8
Expected volatility (%)	42	47	51

Option pricing models require the input of highly subjective assumptions.  The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants.  Volatility was estimated based upon historical price observations over the expected term.  Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

12	SHAREHOLDER’S EQUITY (Cont’d)

(c)	Stock Warrants

The changes in warrants outstanding are as follows:

		2007		2006		2005

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Warrants outstanding at January 1	-	-	1,509,125	18.50	1,519,125	18.50
Granted	-	-	-	-	-	-
Exercised	-	-	(1,386,625)	18.50	(10,000)	18.50
Expired	-	-	(122,500)	18.50	-	-

Warrants outstanding at December 31	-		-		1,509,125	18.50

13	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, we recorded administrative, technical services and expense reimbursements of $426,000 (2006 - $363,000; 2005 - $277,000) from companies related by common directors or officers. At December 31, 2007, accounts receivable include $111,000 (2006 - $49,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

14	INCOME TAXES

i)	The income taxes shown on the Consolidated Statements of Earnings (Loss) and Deficit differ from the amounts obtained by applying statutory rates due to the following:

	2007	2006	2005

Statutory tax rate	34.1%	34.1%	34.9%

	$	$	$
Earnings (loss) for the year before taxes	(35,223)	16,382	(5,870)

Provision for income taxes based on statutory rates	(12,018)	5,590	(2,047)
Differences in foreign tax rates	14	(10)	(104)
Tax benefits not recognized and other	12,004	(5,580)	2,151

	-	-	-

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

14          INCOME TAXES (Cont’d)

ii)
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

	2007 $	2006 $

Future tax assets
Property, plant and equipment and resource properties	42,529	23,320
Capital and non-capital loss carry-forwards	22,159	16,986
Foreign resource pools	11,828	7,446
Share issuance costs	2,204	3,133
Marketable securities	-	1,082
Other investments	1,620	-
Other	2,193	205
Total future tax assets	82,533	52,172

Future tax liabilities
Resource properties	(79,655)	(58,305)
Marketable securities	(2,594)	-
Total future tax liabilities	(82,249)	(58,305)

Valuation allowance for future tax assets (i)	(25,537)	(20,612)

Future income tax liability	(25,253)	(26,745)

(i)
Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset.  We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2007.

iii)	At December 31, the company has the following estimated operating losses:

	2007 $	2006 $

Argentina	9,800	9,400
Australia	9,500	9,500
Canada	10,200	2,600
Chile	110	64
Mexico	32,400	21,000
Peru	400	479
U.S.A.	8,800	10,000

The operating losses expire between 2008 to 2027, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

15	SUPPLEMENTARY CASH FLOW INFORMATION

During the years ended December 31, 2007, 2006 and 2005, we conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2007	2006	2005
	$	$	$
Non-cash working capital items
Accounts receivable	874	(2,590)	(576)
Prepaid expenses and deposits	177	(134)	(198)
Accounts payable and current portion of ARO	(1,270)	882	381
Accrued liabilities	(36)	427	675

	(255)	(1,415)	282

	2007	2006	2005
	$	$	$
Non-cash financing activities
Shares issued for mineral properties	358	9,814	45
Shares acquired for mineral properties	(900)	(250)	-
Shares issued for donations	960	230	-
Non-cash investing activities
Mineral properties acquired through issuance of shares	(358)	(9,814)	(45)
Shares acquired for mineral properties	900	250	-

No income taxes or interest was paid in 2007, 2006 or 2005.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

16	SEGMENTED FINANCIAL INFORMATION

We have one operating segment, which is the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 10.  Substantially all of our earnings or losses for the years ended December 31, 2007, 2006 and 2005 were incurred in Canada.  Segmented assets by geographic location are as follows:

						2007
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	154,254	23,097	12,867	8,639	60,661	33,744	16,163	309,425

Total assets	170,565	23,240	181,707	8,763	64,157	34,208	16,204	498,844

						2006
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$

Mineral property
costs and property,
plant and equipment	91,777	22,532	9,828	6,183	42,098	24,036	15,532	211,986

Total assets	95,566	22,679	262,169	6,195	44,721	24,065	15,618	471,013

17	COMMITMENTS

We have committed to payments under operating leases for the rental of our corporate head office space in Vancouver.  The future minimum payments are as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
	$	$	$	$	$	$	$

Contractual obligations	277	301	299	307	328	84	1,596

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

			2007			2006

	Canadian GAAP $	Adjust-ments $	U.S. GAAP $	Canadian GAAP $	Adjust-ments $	U.S. GAAP $

Assets
Current assets (a)ii)	132,981	-	132,981	255,596	29,800	285,396
Other investments	45,102	-	45,102	-	-	-
Value added tax recoverable	9,527	-	9,527	-	-	-
Mineral property costs (a)i)	251,518	(240,786)	10,732	207,887	(203,858)	4,029
Other property, plant and equipment	57,907	-	57,907	4,099	-	4,099
Other assets	1,809	-	1,809	3,431	-	3,431

	498,844	(240,786)	258,058	471,013	(174,058)	296,955

Liabilities
Current liabilities	15,713	-	15,713	5,362	-	5,362
Other liabilities (a)i)	28,080	(25,253)	2,827	29,081	(26,745)	2,336

	43,793	(25,253)	18,540	34,443	(26,745)	7,698

Non-controlling interest	608	-	608	-	-	-

Shareholders’ Equity
Share capital (a)iii)	459,888	(1,198)	458,690	442,265	(1,198)	441,067
Stock options (a)v)	31,810	(5,459)	26,351	20,798	(5,459)	15,339
Contributed surplus	649	-	649	649	-	649
Accumulated other comprehensive income (a)ii)	19,377	3,986	23,363	-	29,800	29,800

Deficit (a)i) and (a)iii)	(57,281)	(212,862)	(270,143)	(27,142)	(170,456)	(197,598)

	454,443	(215,533)	238,910	436,570	(147,313)	289,257

	498,844	(240,786)	258,058	471,013	(174,058)	296,955

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont'd)

Consolidated summarized statements of loss:

	2007 $	2006 $	2005 $

Earnings (loss) in accordance with Canadian GAAP	(35,223)	16,382	(5,870)
Mineral property costs for the year (a)i)	(38,420)	(45,671)	(21,083)
Future income tax expense (a)ii)	1,098
Mineral property costs written-off during the year (a)i)	-	101	372
Gain on sale of joint venture interest	-	18,143	-

Loss in accordance with U.S. GAAP	(72,545)	(11,045)	(26,581)

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities (a)ii)	(4,800)	17,083	9,583
Reclassification adjustments for realized (gain) loss on available-for-sale securities	(539)	2,615	(2,274)
Future income tax expense (a)ii)	(1,098)

Total comprehensive earnings (loss) in accordance with U.S. GAAP	(78,982)	8,653	(19,272)

Basic and diluted loss per share in accordance with U.S. GAAP	(1.17)	(0.19)	(0.51)

Basic and diluted weighted-average common shares (000’s)	62,148	58,652	51,683

Consolidated summarized statements of cash flows:

	2007 $	2006 $	2005 $

Cash flows from operating activities
Pursuant to Canadian GAAP	(4,531)	(2,500)	(2,951)
Mineral property costs (a)i)	(36,482)	(35,980)	(20,933)

Pursuant to U.S. GAAP	(41,013)	(38,480)	(23,884)

Cash flows from investing activities
Pursuant to Canadian GAAP	(156,250)	5,819	(21,517)
Mineral property costs (a)i)	36,482	35,980	20,933

Pursuant to U.S. GAAP	(119,768)	41,799	(584)

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont'd)

a)
We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (SEC) (collectively U.S. GAAP). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)
Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred.  SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for U.S. GAAP purposes, for all periods presented, we have expensed all land use costs for mineral properties and deferred exploration costs that have been incurred by us, for which commercially mineable reserves do not exist.  When proven and probable reserves are determined for a property and a final feasibility study prepared, any subsequent exploration and development costs of the property would be capitalized. Once in production, any subsequent development costs would be treated as production costs charged to production. In early April 2006, a Feasibility Study Update for the Pirquitas property was completed.  This study defined proven and probable reserves and, as a consequence, exploration and development costs relating to this property from March 31, 2006 have been deferred under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities.  For U.S. GAAP, these costs are characterized as operating activities.

ii)
Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are included as part of comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary.

Under Canadian GAAP, prior to January 1, 2007, marketable securities were valued at the lower of cost and market with any write-down recorded as a charge to earnings.  Effective January 1, 2007, upon adoption of new CICA Handbook Section 3855, marketable securities have been designated as available-for-sale financial assets and are recorded at fair value consistent with U.S. GAAP.  We recognized an adjustment of $29,800,000 to the opening balance of accumulated other comprehensive income, representing the unrealized gain on available-for-sale marketable securities held by us at January 1, 2007 under Canadian GAAP.  No similar adjustment would be recognized under U.S. GAAP in 2007.  Consequently, GAAP differences related to available-for-sale securities have been eliminated effective January 1, 2007.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

As described in Note 3d, effective September 30, 2008, the Company adopted the provisions of EIC-172 which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income.  Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income. For U.S. GAAP purposes, opening deficit as at January 1, 2007 would decrease and other comprehensive income would decrease by $5,084,000.  Other comprehensive loss would increase and income tax expense would decrease by $1,098,000 for the year ended December 31, 2007.

iii)
Under Canadian GAAP, before the introduction of Canadian Institute of Chartered Accountants (CICA) 1581, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)
Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the SEC, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net income or shareholders’ equity.

v)
For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees.  We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method.  Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.  Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”. Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense in 2006 and 2007 between Canadian and U.S. GAAP.

b)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i)         Accounts receivable

	2007 $	2006 $

Value added tax	402	2,233
Other receivables	2,501	1,513
	2,903	3,746

ii)         Development stage enterprise

We meet the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises.  The following additional disclosures are required under U.S. GAAP:

Consolidated summarized statements of loss and deficit and cash flows since October 1, 1993, the date we made a strategic decision to concentrate on the acquisition and exploration of bulk silver mineral properties in North, Central and South America.

Consolidated loss and deficit:
Period from October 1, 1993 (inception) to December 31, 2007 $

Mineral property exploration and reclamation	262,740
General and administration, salaries, professional fees	71,896
Other income	(63,517)

Net loss for the period from October 1, 1993 to December 31, 2007, being the deficit accumulated during the development stage	271,119
Opening retained earnings, October 1, 1993	(976)
Ending deficit, December 31, 2007	270,143

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated cash flows:
Period from October 1, 1993 (inception) to December 31, 2007 $
Operating activities	(190,124)
Investing activities	(98,864)
Financing activities	368,486

Increase in cash and cash and cash equivalents	79,498
Cash and cash equivalents – October 1, 1993	1,131
Cash and cash equivalents – December 31, 2007	80,629

iii)	Additional shareholders’ equity disclosure required under FAS No. 7.

		Common Shares		Values	Values	Other Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	income (loss)	earnings (deficit)	shareholders’ equity
	$	$		$	$	$	$	$
Balance October 1, 1993		3,409,791	2,272	-	-	-	976	3,248
Issued for cash	0.75	2,810,000	2,108	-	-	-	-	2,108
For mineral properties	0.72	25,000	18	-	-	-	-	18
Assigned value to options issued		-	312	-	-	-	-	312
Gain (loss) for year		-	-	-	-	2,102	155	2,257
Balance September 30, 1994		6,244,791	4,710	-	-	2,102	1,131	7,943
Issued for cash
- Private placement	1.01	2,570,000	2,590	-	-	-	-	2,590
Non-cash
- Mineral properties	4.13	15,000	62	-	-	-	-	62
- Allotted shares issued	4.08	75,000	306	-	-	-	-	306
- Assigned values to options issued		-	18	-	-	-	-	18
Gain (loss) for year		-	-	-	-	(1,046)	(2,459)	(3,505)
Balance September 30, 1995		8,904,791	7,686	-	-	1,056	(1,328)	7,414
Issued for cash
- Private placement	4.27	2,550,000	10,890	-	-	-	-	10,890
- Special warrants	4.00	2,000,000	8,000	-	-	-	-	8,000
Non-cash
- Mineral properties	5.21	85,000	443	-	-	-	-	443
- Finder’s fees		-	(554)	-	-	-	-	(554)
- Assigned values to options issued		-	17	-	-	-	-	17
Gain (loss) for year		-	-	-	-	(58)	(8,874)	(8,932)
Balance December 31, 1996		13,539,791	26,482	-	-	998	(10,202)	17,278

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares		Values	Values	Other Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	income (loss)	earnings (deficit)	Issue Price
	$		$	$	$	$	$	$
Issued for cash
- Private placement	5.00	680,000	3,400	-	-	-	-	3,400
- Exercise of options	5.72	25,000	143	-	-	-	-	143
- For special warrants	4.30	745,000	3,203	-	-	-	-	3,203
Non-cash
- Mineral properties	4.95	311,006	1,541	-	-	-	-	1,541
- Finder’s fees	5.00	20,000	100	-	-	-	-	100
- Assigned values to options issued		-	810	-	-	-	-	810
- Share issue costs		-	(317)	-	-	-	-	(317)
Gain (loss) for year		-	-	-	-	(537)	(18,557)	(19,094)
Balance December 31, 1997		15,320,797	35,362	-	-	461	(28,759)	7,064
Issued for cash
- Exercise of options	5.70	10,000	57	-	-	-	-	57
- For special warrants	5.50	630,000	3,465	-	-	-	-	3,465
Non-cash
- Mineral properties	3.84	85,000	326	-	-	-	-	326
- Assigned values to options issued		-	155	-	-	-	-	155
- Share issue costs		-	(285)	-	-	-	-	(285)
Gain (loss) for year		-	-	-	-	(454)	(6,386)	(6,840)
Balance December 31, 1998		16,045,797	39,080	-	-	7	(35,145)	3,942
Issued for cash
- Private placement	1.40	1,388,144	1,944	-	-	-	-	1,944
- Exercise of options	1.75	100,700	176	-	-	-	-	176
- Exercise of warrants	1.93	567,955	1,096	-	-	-	-	1,096
Non-cash
- Mineral properties	2.20	50,000	(1,033)	-	-	-		(1,033)
- On business combination	1.75	2,285,451	5,142	-	-	-	-	5,142
- Share issue costs		-	(116)	-	-	-	-	(116)
Gain (loss) for year		-	-	-	-	8	(8,672)	(8,664)
Balance - December 31, 1999		20,438,047	46,289	-	-	15	(43,817)	2,487
Issued for cash
- Private placement	1.50	1,633,334	2,450	-	-	-	-	2,450
- Exercise of options	1.75	807,100	1,413	-	-	-	-	1,413
- Exercise of warrants	1.60	1,273,859	2,038	-	-	-	-	2,038
Non-cash
- Mineral properties	2.22	27,500	61	-	-	-	-	61
- Finder’s fees	1.50	86,666	130	-	-	-	-	130
- Fractional shares repurchased		(48)	-	-	-	-	-	-
- Share issue costs		-	(134)	-	-	-	-	(134)
Gain (loss) for year		-	-	-	-	(13)	(5,777)	(5,790)
Balance - December 31, 2000		24,266,458	52,247	-	-	2	(49,594)	2,655

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares		Values	Values	Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	income (loss)	earnings (deficit)	shareholders’ equity
	$		$	$	$	$	$	$
Issued for cash
- Private placement	2.35	1,914,000	4,495	-	-	-	-	4,495
- Exercise of options	2.05	1,941,225	3,976	-	-	-	-	3,976
- Exercise of warrants	1.56	1,733,000	2,703	-	-	-	-	2,703
Non-cash
- Mineral properties	2.88	1,000,000	2,882	-	-	-	-	2,882
- Finder’s fees	2.35	59,270	139	-	-	-	-	139
- Assigned value to warrants issued		-	-	-	326	-	-	326
- Share issue costs		-	(165)	-	-	-	-	(165)
Gain (loss) for year		-	-	-	-	-	(15,317)	(15,317)
Balance - December 31, 2001		30,913,953	66,277	-	326	2	(64,911)	1,694
Issued for cash
- Private placement	4.21	4,750,000	19,979	-	-	-	-	19,979
- Exercise of options	2.63	695,734	1,827	-	-	-	-	1,827
- Exercise of warrants	3.10	1,584,301	4,919	-	-	-	-	4,919
Non-cash
- Mineral properties	6.33	198,706	1,258	-	-	-	-	1,258
- Finder’s fees	4.01	80,640	323	-	-	-	-	323
- On conversion of conv. debenture	4.80	360,636	2,092	-	-	-	-	2,092
- For mineral properties payable	5.49	596,917	3,280	-	-	-	-	3,280
- Assigned values to options issued		-	-	161	-	-	-	161
- Assigned value of exercised options/warrants		-	339	(13)	(326)	-	-	-
- Donations	4.10	10,000	41	-	-	-	-	41
- Share issue costs		-	(656)	-	-	-	-	(656)
Gain (loss) for year		-	-	-	-	1,045	(19,282)	(18,237)
Balance – December 31, 2002		39,190,887	99,679	148	-	1,047	(84,193)	16,681
Issued for cash
- Exercise of options	3.99	536,372	2,140	-	-	-	-	2,140
- Exercise of warrants	3.99	2,779,589	11,089	-	-	-	-	11,089
- Subscriptions received on warrants		-	455	-	-	-	-	455
Non-cash
- Mineral properties	6.95	88,004	612	-	-	-	-	612
- On settlement of interest	7.52	9,980	75	-	-	-	-	75
- Assigned values to options issued		-	-	187	-	-	-	187
- Assigned value of exercised options		-	165	(165)	-	-	-	-
- Share issue costs		-	(54)	-	-	-	-	(54)
Gain (loss) for year		-	-	-	-	7,226	(14,099)	(6,873)
Balance - December 31, 2003		42,604,832	114,161	170	-	8,273	(98,292)	24,312

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

		Common Shares		Values	Values		Compre- hensive	Retained	Total
	Issue Price	Number of shares	Amount	assigned to options	assigned to warrants	Contributed Surplus	income (loss)	earnings (deficit)	shareholders’ equity
	$		$	$	$	$	$	$	$
Issued for cash
- Private placement	12.57	2,955,000	37,132	-	6,819	-	-	-	43,951
- Exercise of options	5.64	525,700	2,963	-	-	-	-	-	2,963
- Exercise of warrants	5.00	2,686,620	13,420	-	-	-	-	-	13,420
Non-cash
- Mineral properties	18.71	2,680,500	50,165	-	-	-	-	-	50,165
- Finder’s fees	12.58	31,250	393	-	192	-	-	-	585
- Assigned values to options issued		-	-	53	-	-	-	-	53
- Assigned value of exercised options		-	154	(86)	-	-	-	-	68
- shares issued on warrant subscriptions	4.90	92,900	-	-	-	-	-	-	-
- Share issue costs		-	(1,513)	-	-	-	-	-	(1,513)
Gain (loss) for year		-	-	-	-	-	-	(61,680)	(61,680)
Adjustment for stock-based comp.		-	-	-	-	-	(5,480)		(5,480)
Balance – December 31, 2004		51,576,802	216,875	137	7,011	-	2,793	(159,972)	66,844
Issued for cash
- Exercise of options	6.21	259,269	1,610	-	-	-	-	-	1,610
- Exercise of warrants	18.50	10,000	185	-	-	-	-	-	185
Non-cash
- Mineral properties	14.20	3,170	45	-	-	-	-	-	45
- Assigned values to options issued		-	-	4,194	-	-	-	-	4,194
- Assigned value of exercised options		-	12	(12)	-	-	-	-	-
- Assigned value of exercised warrants		-	46	-	(46)	-	-	-	-
Gain (loss) for year		-	-	-	-	-	7,309	(26,581)	(19,272)
Balance – December 31, 2005		51,849,241	218,773	4,319	6,965	-	10,102	(186,553)	53,606
Issued for cash
- Public offering	25.37	7,200,000	182,663	-	-	-	-	-	182,663
- Exercise of options	9.79	668,750	6,548	-	-	-	-	-	6,548
- Exercise of warrants	18.50	1,386,625	25,652	-	-	-	-	-	25,652
Non-cash
- Mineral properties	18.50	530,504	9,814	-	-	-	-	-	9,814
- Assigned values to options issued		-	-	13,686	-	-	-	-	13,686
- Assigned value of exercised options		-	2,583	(2,583)	-	-	-	-	-
- Assigned value of exercised warrants		-	6,400	-	(6,400)	-	-	-	-
- Donations	20.91	11,000	230	-	-	-	-	-	230
- Share issue costs		-	(11,596)	-	-	-	-	-	(11,596)
- Options expired/forfeited		-	-	(83)	-	83	-	-	-
- Warrants expired		-	-	-	(566)	566	-	-	-
Gain (loss) for year		-	-	-	-	-	19,698	(11,045)	8,653
Balance – December 31, 2006		61,646,120	441,067	15,339	-	649	29,800	(197,598)	289,257
Issued for cash
- Exercise of options	3.99	886,600	11,794	-	-	-	-	-	11,794
Non-cash
- Mineral properties	6.95	9,285	358	-	-	-	-	-	358
- Assigned values to options granted		-	-	15,523	-	-	-	-	15,523
- Assigned value of exercised options		-	4,511	(4,511)	-	-	-	-	-
- Donations		27,442	960	-	-	-	-	-	960
Other comprehensive loss for year		-	-	-	-	-	(6,437)	-	(6,437)
Gain (loss) for year		-	-	-	-	-	-	(72,545)	(72,545)
Balance - December 31, 2007		62,569,447	458,690	26,351	-	649	23,363	(270,143)	238,910

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iv)	Rental Expense

The total rent expense charged to the statement of earnings (loss) in 2007 was $320,000 (2006 - $266,000; 2005 - $244,000).

v)	Income Tax Uncertainty

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, the company did not recognize any further increases in the liability for unrecognized tax benefits other than positions arising in the year ended December 31, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

$(000)
Balance as at January 1, 2007	1,262
Additions based on tax positions related to the current year	213
Decreases relating to settlements with the taxing authorities	-
Decreases relating to lapses of the applicable statute of limitations	-
Balance as at December 31, 2007	1,475

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowances against the related deferred tax assets.

The Company has not recognized interest accrued related to unrecognized tax benefits due to the forecasted loss carry forward amounts in relevant jurisdictions.

vi)	Recently Adopted Accounting Standards

i)
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes- an interpretation of SFAS Statement No. 109”. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for our 2007 fiscal year end.

ii)
In March 2006, the FASB published SFAS 155, “Accounting for Certain Hybrid Financial Instruments–an amendment of SFAS 133 and 140”. This standard amends SFAS 133 on derivative and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issued addressed in SFAS 133, DIG Issue D1 on the application of SFAS 133 to beneficial interests in securitized financial assets. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments containing an embedded derivative that would otherwise require bifurcation. This new standard is effective for all instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006.  The adoption of this Interpretation did not have significant effect on the company’s results of operations or financial position.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iii)
In March 2006, the FASB published SFAS 156 “Accounting for Servicing of Financial Assets–an amendment of SFAS 140”. This new standard amends SFAS 140 with respect to accounting for separately recognized servicing assets and servicing liabilities. This new standard was effective for fiscal years beginning after September 15, 2006.  The adoption of this Interpretation did not have significant effect on the company’s results of operations or financial position.

iv)
In September 2006, the FASB issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This Staff Position prohibits the use of the previously acceptable accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The three accounting methods permitted under the Staff Position are: 1) direct expensing method, 2) built-in overhaul method and 3) deferral method.  The adoption of this Interpretation did not have significant effect on the company’s results of operations or financial position.

v)	Impact of recently issued accounting standards

i)
In September 2006, FASB issued SFAS No. 157, “Fair Value Measurement” to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements.  The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007.  We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

ii)
In February 2007, FASB issued SFAS No. 159, “Fair value option for financial assets and liabilities” which permits entities to choose to measure various financial instruments and certain other items at fair value.  We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

iii)
In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with standards issued by the AcSB and IASB on this subject.  This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

18	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date.  We have not determined the effect of the adoption of this Interpretation to the company’s results of operations or financial position.

iv)    In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R.

The major changes to accounting for business combinations are summarized as follows:

•	all business acquisitions would be measured at fair value
•	the existing definition of a business would be expanded
•	pre-acquisition contingencies would be measured at fair value
•	most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration)
•	obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)
•
liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date

•
non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•
goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed.  Goodwill is allocated to the acquirer and the non-controlling interest

•
in accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its pre-existing non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income

The statement is effective for periods beginning on or after December 15, 2008.  We do not expect the adoption of this Interpretation on or after December 15, 2008.  We do not expect the adoption of this Interpretation to have a significant effect on the company’s results of operations or financial position.

Silver Standard Resources Inc.
(a development stage company)
Notes to Consolidated Financial Statements
December 31, 2007, 2006 and 2005

(tabular amounts expressed in thousands of Canadian dollars unless otherwise stated)

19	SUBSEQUENT EVENTS

a)
In February 2008, we sold US$138 million in senior convertible notes (“Notes”).  The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually.  The Notes will be convertible into Silver Standard common shares at a fixed conversion rate of US$43.33 per common share upon specified events.  On conversion, at our election, holders of the Notes will receive cash and, if applicable, common shares, or a combination of cash and shares.  Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018, and 2023, and upon certain fundamental corporate changes.

b)
In March 2008, we sold our silver bullion for cash proceeds of $39,244,000 (US$39,648,000).  As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,787,000.  As a result, we will recognize a pre-tax gain of $23,457,000 on our Consolidated Statements of Earnings (Loss), Comprehensive Loss and Deficit in 2008.